

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 29, 2025

Lynn Zhao
Chief Financial Officer
Socket Mobile, Inc.
40675 Encyclopedia Circle
Fremont, CA 94538

> **Re: Socket Mobile, Inc.**
> **Registration Statement on Form S-3**
> **Filed August 22, 2025**
> **File No. 333-289788**

Dear Lynn Zhao:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Uwem Bassey at 202-551-3433 or Matthew Derby at 202-551-3334 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Erika Muhl